UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via dell’Annunciata 31

20121 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K is incorporated by reference into the registrant’s registration statement on Form S-8 (File No. 333-278392).

Other Events

Results of Extraordinary Shareholders’ Meeting

On October 8, 2026, Genenta Science S.p.A. (the “Company”) held an Extraordinary Shareholders’ Meeting (the “Meeting”) in virtual meeting format. The Meeting constituted a continuation of the previously convened extraordinary shareholders’ meeting, to consider a proposed amendment to Article 1 of the Company’s by-laws to change its corporate name from Genenta Science S.p.A. to Saentra Forge S.p.A.

At the Meeting, 28 shareholders were present or represented, holding an aggregate of 38,811,108 ordinary shares of the Company, representing approximately 80.49% of the Company’s outstanding share capital and an aggregate of 98,516,262 votes, representing approximately 91.28% of the Company’s total voting rights.

The results of the shareholder vote on the proposed corporate name change were as follows:

Voting Result	Number of Votes	% of Total Voting Rights
Votes in favor	53,307,711	49.395%
Votes against	20,776,225	19.251%
Abstentions	24,431,835	22.638%
Not Voting	491	0.000%
Total represented	98,516,262	91.285%

The number of votes in favor of the proposal represented approximately 54.11% of the voting rights represented at the Meeting and approximately 71.96% of the number of votes cast for or against the proposal.

Although the proposed amendment received more votes in favor than against, it was not approved. Since the Meeting was held on first call, approval of the proposal required, under Italian law and the Company's Articles of Association, the favorable vote of more than 50% of the Company's total voting rights, rather than a majority of the voting rights represented at the Meeting. This threshold was not reached. Accordingly, the Company’s registered legal name remains Genenta Science S.p.A.

Notwithstanding the outcome of the shareholder vote, the Company continues to pursue its previously announced strategic transition to become an industrial consolidator focused on acquiring established, public or privately held businesses operating in strategic industrial sectors, including aerospace, defense, biotechnology/biosecurity, and related technologies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Pierluigi Paracchi
Name:	Pierluigi Paracchi
Title:	Chief Executive Officer

Dated: October 13, 2026